ENABLE MIDSTREAM PARTNERS, LP

One Leadership Square

211 North Robinson Avenue, Suite 950

Oklahoma City, Oklahoma 73102

March 28, 2014

Via EDGAR

Mara L. Ransom

Assistant Director

Office of Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Enable Midstream Partners, LP
Registration Statement on Form S-1
Filed November 26, 2013
File No. 333-192542

Dear Ms. Ransom:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, and in order to provide additional information with respect to Comment #3 and Comment #4 included in the Staff’s letter dated March 27, 2014 regarding the Enable Midstream Partners, LP (the “Partnership”) Registration Statement on Form S-1, File No. 333-192542 (the “Registration Statement”), the Partnership hereby submits page 62 (“Capitalization”) and page 63 (“Dilution”) of the Registration Statement.

United States Securities and Exchange Commission

March 28, 2014

If you have any questions with respect to the foregoing response or require further information, please contact the undersigned at (405) 525-7788, Gerald M. Spedale of Baker Botts L.L.P. at (713) 229-1734 or Robert J. Joseph of Jones Day at (312) 269-4176.

Very truly yours,

ENABLE MIDSTREAM PARTNERS, LP

By:	Enable GP, LLC,
its general partner

By:	/s/ Lynn L. Bourdon, III
Lynn L. Bourdon, III
President and Chief Executive Officer

Enclosures

CC:	Dietrich A. King, Securities and Exchange Commission
Jennifer Lopez-Molina, Securities and Exchange Commission
Jarrett Torno, Securities and Exchange Commission
Jennifer Thompson, Securities and Exchange Commission
Gerald M. Spedale, Baker Botts L.L.P.
Jason A. Rocha, Baker Botts L.L.P.
Robert J. Joseph, Jones Day
Sean T. Wheeler, Latham & Watkins LLP
Ryan J. Maierson, Latham & Watkins LLP